Exhibit 99.(a)(13)

AFFILIATES OF VESTAR CAPITAL PARTNERS V, L.P. ANNOUNCE EXTENSION OF TENDER OFFER FOR SHARES OF HEALTH GRADES, INC.

APPROXIMATELY 85.30% OF FULLY-DILUTED SHARES TENDERED

New York, September 16, 2010— Mountain Acquisition Corp. and Mountain Merger Sub Corp., both affiliates of Vestar Capital Partners V, L.P. (“Vestar”) formed for the purpose of acquiring Health Grades, Inc. (Nasdaq: HGRD) (“HealthGrades”), today announced the extension of the offer period for their previously announced tender offer for all of the outstanding shares of common stock of HealthGrades, at a purchase price of $8.20 per share in cash, without interest and less any applicable withholding taxes, until 9:00 AM, New York City time, on Thursday, October 7, 2010.

As previously announced, on August 10, 2010, Mountain Acquisition Corp. and Mountain Merger Sub Corp. commenced a tender offer for all outstanding shares of common stock of HealthGrades at a price of $8.20 per share in cash, without interest and less any applicable withholding taxes.  The tender offer was previously scheduled to expire at 9:00 AM, New York City time, on Thursday, September 16, 2010.

The depositary for the tender offer has advised that as of 5:00 PM, New York City time, on Wednesday, September 15, 2010, approximately 26,246,711 HealthGrades shares had been validly tendered and not withdrawn (excluding shares tendered by notices of guaranteed delivery).  These shares, in addition to the restricted and option shares (net of withholding for taxes and costs of exercise) that are committed to be sold to Mountain Merger Sub Corp. pursuant to the previously disclosed support agreements with certain executives of HealthGrades, represent approximately 85.30% of the total outstanding shares of HealthGrades on a fully diluted basis, excluding certain shares to be issued pursuant to a non-competition agreement with one of the executives.  Including the shares to be issued pursuant to such non-competition agreement, such tendered and committed shares represent approximately 90.19% of the total outstanding shares of HealthGrades on a fully-diluted basis, such that Mountain Merger Sub Corp. would be permitted to consummate a “short-form” merger under Delaware law.  Excluding shares tendered pursuant to the support agreements, the tendered shares represent approximately 71.42% of the total outstanding shares on a fully-diluted basis, excluding certain shares to be issued pursuant to the non-competition agreement, and approximately 87.38% of all shares not subject to  support agreements.

On Wednesday, September 15, 2010, HealthGrades, Mountain Acquisition Corp. and Mountain Merger Sub Corp. entered into a memorandum of understanding which outlines the general terms of a settlement reached in the purported class action lawsuits filed in the Court of Chancery in the State of Delaware related to the proposed acquisition of HealthGrades.  Under the terms of the memorandum of understanding, which remains subject to approval by the Delaware Court of Chancery, HealthGrades, Mountain Acquisition Corp. and Mountain Merger Sub Corp. agreed to the extension of the tender offer and certain other modifications to the merger agreement and tender and support agreements with certain HealthGrades executives.  Notwithstanding Vestar’s belief that the allegations made by the plaintiffs in such lawsuits are without merit and that the process leading to the commencement of the tender offer was conducted in a fair and appropriate manner and in compliance with applicable law, Vestar concluded that ongoing litigation would have been a significant distraction in the operation of HealthGrades’ business during the important initial period of Vestar’s investment and that reaching a non-cash settlement is fair and reasonable to all concerned under the circumstances.  Vestar has not been notified that HealthGrades received any inquiries from another party with respect to a competing acquisition proposal, and Vestar continues to be firmly committed to consummating the acquisition pursuant to the extended offer and will continue to work with HealthGrades to that end.

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About Vestar Capital Partners

Vestar Capital Partners is a leading global private equity firm with more than 22 years of experience investing in middle-market companies with $7 billion in assets currently under management. From its headquarters in New York, and through its five offices in the U.S. and Europe, Vestar employs its value-oriented investment approach across a variety of industries in companies ranging in total enterprise value from $250 million to $3 billion and operations in five key industry sectors: consumer/services, diversified industries, healthcare, media/communication, and financial services. Vestar invests and collaborates with incumbent management teams, family owners or corporations in a creative, flexible and entrepreneurial way to build long-term franchise and enterprise value. Since 1988, Vestar has completed 66 investments in companies with total enterprise value of over $30 billion. Vestar has operations in New York, Boston, Denver, Milan, Munich and Paris. For more information, please visit www.vestarcapital.com.

About HealthGrades

HealthGrades is the leading independent healthcare ratings organization, providing quality ratings, profiles and cost information on the nation’s hospitals, physicians, nursing homes and prescription drugs. Millions of patients and many of the nation’s largest employers, health plans and hospitals rely on HealthGrades’ quality ratings, advisory services and decision-support resources. The HealthGrades network of websites, including HealthGrades.com and WrongDiagnosis.com, is a top-ten health property according to ComScore and is the Internet’s leading destination for patients choosing providers. More information on the company can be found at www.healthgrades.com.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. An affiliate of Vestar filed a Schedule TO Tender Offer Statement (including amendments thereto and an offer to purchase, a related letter of transmittal, and other offer documents) with the U.S. Securities and Exchange Commission (“SEC”), and HealthGrades filed a Schedule 14D-9 Solicitation/Recommendation Statement (including amendments thereto) with respect to the offer. Holders of shares of HealthGrades are urged to read the relevant tender offer documents because they contain important information that holders of HealthGrades securities should consider before making any decision regarding tendering their securities. Those materials and all other documents filed by Vestar, Mountain Acquisition Corp. or Mountain Merger Sub Corp. with the SEC are available at no charge on the SEC’s web site at www.sec.gov. The Schedule TO Tender Offer Statement, Schedule 14D-9 Solicitation/Recommendation Statement and related materials may be obtained for free by directing such requests to Innisfree M&A

Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Toll-Free Telephone: (888) 750-5834.

In addition, HealthGrades files annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by HealthGrades at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. HealthGrades’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For more information, please contact:

Vestar Capital Partners:

Carol Makovich

(203) 622-4781

carol@blicksilverpr.com

Kristin Celauro

(732) 291-5456

kristin@blicksilverpr.com

Forward-Looking Statements

This announcement contains certain forward-looking statements.  The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. The forward-looking statements herein include, among others, statements about Vestar’s, Mountain Acquisition Corp.’s and Mountain Merger Sub Corp.’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that has been or may be instituted following announcement of the merger agreement; (3) the inability to complete the offer or complete the merger due to the failure to satisfy other conditions required to complete the offer and the merger; (4) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the offer and the merger; (5) the ability to recognize the benefits of the merger; and (6) the amount of the costs, fees, expenses and charges related to the offer and the merger. Many of the factors that will determine the outcome of the subject matter of this press release cannot be controlled or predicted.